Ideal Restaurant Group, Inc.
277 North Avenue, Suite 200
New Rochelle, NY 10801

January 18, 2012

Ms. Singleton
Ms. Reich
Mr. Field
Ms. Nguyen
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ideal Restaurant Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1

Dear Ms. Singleton, Ms. Reich, Mr. Field and Ms. Nguyen:

Set forth below are the Company’s responses to written comments provided to the Company by the staff of the Commission (the “Staff”) on January 14, 2013. The Company has filed Amendment No 2. to the registration statement originally filed on November 2, 2012 on Form S-1 to reflect each of the responses.

 General

1. We note your response to our prior comment 1 and were not persuaded that you are not a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note that you have no assets excluding cash and prepaid expenses, no revenues to date and appear to have no or nominal operations. We also note that significant steps remain to commence your plan of operations and to open your first family dining restaurant. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Also revise the Risks Factors section on page 4 and the Plan of Distribution section on page 21 accordingly. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

Response: Updated.

Registration Statement Cover Page

2. We note your response to our prior comment 3 and reissue in part. Please revise footnote 1 to delete the phrase “or similar transactions.”

Response: Updated.

3. We note your response to our prior comment 4 and reissue. Refer to footnote 3 to the Calculation of Registration Fee table. Rule 457(c) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee associated with your common stock. Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a) of the Securities Act of 1933. For guidance, refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: Updated.

Prospectus Cover Page

4. Please revise the second paragraph to disclose the date when the offering will end. If there may be extensions to the offering period revise to state the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K. In this regard, we note your disclosure in the Offering Summary section on page 3 and specifically in the Duration of Offering subsection.

Response: Updated.

5. We note your disclosure in the third paragraph that you have not made any arrangements to place the funds received from the offering in an escrow, trust or similar account. Please revise the third paragraph to describe the effect on investors due to the lack of any such arrangement. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response: Updated.

Prospectus Summary, page 1

6. We note your response to our prior comment 7 and reissue in part. Please revise the first paragraph to balance the disclosure by clarifying that while you have plans to open multiple restaurants, you cannot provide any assurance that you will be able to open any restaurant. Please also revise the Our Business section on page 28 accordingly.

Response: Updated.

7. Please revise to clarify what you mean by “high quality” and “moderately priced” food in the first paragraph of this section on page 1. Explain whether you mean to state that you will offer food products made from whole grains and that the ingredients that you use will be independently verified as “high quality.” Alternatively, please remove such qualitative description. Also disclose the estimated price points of your “moderately priced” food products. Please revise the “Description of Business” section accordingly.

Response: Updated.

8. We note your response to our prior comment 11 and reissue in part. Please revise the third paragraph to disclose your cash on hand as of the most recent practicable date.

Response: Updated.

9. We note your disclosure in the Plan of Operations section on page 40 regarding steps taken to date to identify potential restaurant locations, negotiate potential leases, and the submission of two franchise applications. Please revise this section and the Our Business section on page 28 to provide a more detailed summary of your business and current operations to include the steps you have taken to date to become an operating company.

Response: Updated.

10. We note your disclosure in the Plan of Operations section on page 40 that you have submitted two franchise applications. Please revise this section and the Our Business section on page 28 to discuss, without identifying the franchisors by name, the general food categories or concepts covered by the franchise applications so that an investor can have a better understanding of your plan of operations.

Response: Updated.

Market for Common Equity and Related Stockholders Matters, page 24

11. Please revise the first paragraph to clarify that you cannot provide any assurance that the benefits to being a public reporting company will be appreciated by you in consideration of the attendant risks.

Response: Updated.

Description of Business, page 28

12. We note your disclosure in the first paragraph that you plan to open your first family dining restaurant in New York or New Jersey. Please reconcile with your disclosure in the Our Market section on page 28 where you indicate that you plan to open your first family dining restaurant in New York or Massachusetts.

Response: Updated.

Our Strategy, page 28

13. We note your disclosure in the second paragraph that you are not presently in discussions with any franchise chain. Please reconcile with your disclosure in the Plan of Operations section on page 40 where you indicate that you have submitted two franchise applications.

Response: Updated.

Plan of Operations, page 40

14. We note your response to our prior comment 41 and reissue in part. Please revise to include a more detailed plan of operations for the next 12 months and then to the point of generating revenues. In this regard, we note the items you have identified as being able to be completed within the first three months and subsequent six month periods such as selecting a restaurant location, entering into a franchise agreement, negotiating a lease, building the restaurant, hiring staff and a general manager and opening for operation. In the discussion of each of your planned activities, include specific information regarding each material step required to pursue each of your planned activities including the timelines and associated costs accompanying each proposed step so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. In this regard, we note that your current plan of operations is not sufficiently detailed with respect to each material step. Please revise.

Response: Updated.

Audited Financial Statements

Note 8. Related Party Transactions, page F-10

Promissory Note with Rudy Southwell

15. We note your revisions to the statement of cash flows made in response to prior comment 46. Please clarify in the second sentence that such amounts are reflected as notes payable in the accompanying balance sheet. Your current disclosure indicates the amounts are reflected as advances from stockholders. Please also expand to disclose the repayment terms of this note. To the extent the maturity date is twelve months beyond the most recent balance sheet date, please reclassify such loan amount as long-term in your June 30, 2012 balance sheet.

Response: Updated.

Unaudited Financial Statements for Three Months Ended September 30, 2012, page F-12

16. The income statement and cash flow statement for the three month period should also include cumulative columns from inception. Your attention is directed to ASC 915-225-45-1 and ASC 915-230-45-1 respectively for guidance. In addition, the statement of shareholder’s equity for the period should be expanded to include activity from inception pursuant to ASC 915-215-25-1. Please revise accordingly.

Response: Updated.

Note 5. Notes Payable, page F-18

17. We note the $50,000 note payable to a third-party is due on September 14, 2013. Please reclassify this loan as a current liability in your September 30, 2012 interim balance sheet, as we note it is presently shown as a long-term liability.

Response: Updated.

Age of Financial Statements

18. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Response: Acknowledged.

Accountants’ Consent

19. Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response: Acknowledged.

We acknowledge that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rudolph Southwell
Rudolph Southwell
Principal Executive Officer